S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

March 5, 2007

To:

BC Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Dear Sir/Madam:

RE:  SAMEX Mining Corp. Annual General Meeting

We advise the following with respect to the upcoming Annual General Meeting for SAMEX Mining Corp.:

CUSIP Number	795912 10 4
Date of Meeting	May 31, 2007
Meeting Type	Annual General Meeting
Record Date for Notice	April 2, 2007
Record Date for Voting	April 2, 2007
Beneficial Ownership Determination Date	April 2, 2007
Class of Securities Entitled to Receive Notice	Common
Class of Securities Entitled to vote	Common
Meeting Location	Abbotsford, BC

Yours truly,

“Brenda McLean”

______________________

Brenda McLean

Corporate Secretary

cc:

Leschert & Company – by email

Attn:  Allen Leschert

US Securities Commission

Filed on EDGAR